Via Facsimile and U.S. Mail
Mail Stop 6010

April 28, 2006

Mr. Arthur F. Trudel
Chief Financial Officer
Argan, Inc.
One Church Street, Suite 302
Rockville, MD 20850

Re: Argan, Inc.
        Form 10-KSB/A for the Fiscal Year Ended January 31, 2005
        Form 10-QSB for the Fiscal Quarter Ended October 31, 2005
        Filed December 2, 2005 and December 14, 2005
        File No. 001-31756

Dear Mr. Trudel:

        We have completed our review of your Form 10-KSB/A and related filings and
have no further comments at this time.

                                        Sincerely,

                                        Joseph P. Roesler
                                        Accounting Branch Chief